SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 29)

TECUMSEH PRODS CO CL B

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

878895101 (CUSIP Number)

Check the following space if a fee is being paid with this statement:

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CUSIP NO.: 878895101

1.	NAME OF REPORTING PERSON, S.S OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON: Comerica Bank 38-0477375
2.	CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP: (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan Banking Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER: 5,100 6. SHARED VOTING POWER: 1,302,369 7. SOLE DISPOSITIVE POWER: 6,090 8. SHARED DISPOSITIVE POWER: 1,301,379

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,307,469
10.	CHECK THE SPACE BELOW IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 25.75%
12.	TYPE OF REPORTING: BK

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Check the following space if a fee is being paid with this statement:

Item 1	(a):	Name of Issuer:

TECUMSEH PRODS CO CL B

Item 1	(b):	Address of Issuer’s Principal Executive Offices:

100 East Patterson Street Tecumseh, MI 49286

Item 2	(a):	Name of Person Filing:

Comerica Bank

Item 2	(b):	Address of Principal Business Officer, or if none, Residence:

One Detroit Center Detroit, MI 48275

Item 2	(c):	Citizenship:

Michigan Banking Corporation

Item 2	(d):	Title of Class of Securities:

COMMON STOCK

Item 2	(e):	Cusip Number:

878895101

Item 3:	This statement is filed in pursuant to Rules 13d-1(b), or 13d-2(b). The filing person is a Bank as defined in Section 3(a)(6) of the Act.

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 4:	Ownership:

(a) Amount Beneficially Owned:

1,307,469

(b) Percent of Class:

25.75%

(c) Number of Shares as to which such person has:

(i) sole power to vote or direct the vote:

5,100

(ii) shared power to vote or direct the vote:

1,302,369

(iii) sole power to dispose or direct the disposition:

6,090

(iv) shared power to dispose or direct the disposition:

1,301,379

Item 5:	Ownership of Five Percent of Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

HERRICK ‘49 TR FBO TONI HERRICK 435,200 8.57%

HERRICK ‘49 TR FBO TODD HERRICK 435,201 8.57%

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company:

Item 8:	Identification and Classification of Members of the Group:

Item 9:	Notice of Dissolution of Group:

Item 10:	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant of any such transaction having such purposes or effect.

SCHEDULE 13G

Under the Securities Exchange Act of 1934

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/11/05

Comerica Bank

By:	/s/ Donna Craw
Donna Craw
First Vice President, Comerica Bank